Exhibit 99.1

The9 Limited Announces ADS Ratio Change

SHANGHAI, China, May 8, 2018 /PRNewswire/ – The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that it will change the ratio of its American Depositary Share (“ADS”) to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares, effective May 9, 2018.

For The9’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-three reverse ADS split. Effective May 9, 2018, ADS holders of The9 will be required on a mandatory basis to surrender their old ADS to the depositary bank for cancellation at the rate of three (3) old ADSs for one (1) new ADS. Holders in the Direct Registration System and in the Depository Trust Company will have their ADSs automatically exchanged and need not take any actions. Only whole ADSs will be distributed. The depositary bank will attempt to sell any fractional ADSs and distribute the cash proceeds. The ADS ratio change will have no impact on The9’s underlying ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About The9 Limited

The9 Limited is an Internet company based in China. The9 has stepped into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire New Mobile Game, Audition mobile, Knight Forever and Q Jiang San Guo.